UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BM8PJY71

Issuer Name
NATWEST GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Norges Bank

City of registered office (if applicable)
Oslo

Country of registered office (if applicable)
Norway

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

06-May-2026

6. Date on which Issuer notified

07-May-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	3.080010	0.000000	3.080010	981752340
Position of previous notification (if applicable)	2.886470	0.000000	2.886470

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BM8PJY71	981752340		3.080010
Sub Total 8.A	981752340		3.080010%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

07-May-2026

13. Place Of Completion

Oslo, Norway

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	07 May 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary